SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84130C100

(CUSIP Number)

Rodney L. Moore
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
214-746-7000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2014

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84130C100

(1) NAME OF FILING PARTIES
TW BBTS Aggregator LP
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x]
(b) [_]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
28,963,113(1)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
28,963,113(1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,963,113(1)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	_
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.2%(2)
(14) TYPE OF REPORTING PERSON
PN - limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of TW BBTS Aggregator LP to SHB, TW BBTS Aggregator LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(2) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 7, 2014, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

(1) NAME OF FILING PARTIES
BB-II Holdco LP
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x]
(b) [_]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
28,963,113(1)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
28,963,113(1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,963,113(1)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.2%(2)
(14) TYPE OF REPORTING PERSON
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of BB-II Holdco LP to SHB, BB-II Holdco LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(2) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 7, 2014, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

(1) NAME OF FILING PARTIES
TW/LM GP Sub, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x]
(b) [_]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
28,963,113(1)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
28,963,113(1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,963,113(1)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.2%(2)
(14) TYPE OF REPORTING PERSON
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of TW/LM GP Sub, LLC to SHB, TW/LM GP Sub, LLC` may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(2) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 7, 2014, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

(1) NAME OF FILING PARTIES
Tailwater Energy Fund I LP
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x]
(b) [_]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
28,963,113(1)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
28,963,113(1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,963,113(1)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.2%(2)
(14) TYPE OF REPORTING PERSON
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of Tailwater Energy Fund I LP to SHB, Tailwater Energy Fund I LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(2) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 7, 2014, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

(1) NAME OF FILING PARTIES
TW GP EF-I, LP
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x]
(b) [_]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
28,963,113(1)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
28,963,113(1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,963,113(1)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.2%(2)
(14) TYPE OF REPORTING PERSON
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of TW GP EF-I, LP to SHB, TW GP EF-I, LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(2) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 7, 2014, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

(1) NAME OF FILING PARTIES
TW GP EF-I GP, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x]
(b) [_]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
28,963,113(1)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
28,963,113(1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,963,113(1)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.2%(2)
(14) TYPE OF REPORTING PERSON
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of TW GP EF-I GP, LLC, to SHB, TW GP EF-I GP, LLC, may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(2) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 7, 2014, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

(1) NAME OF FILING PARTIES
Tailwater Capital LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x]
(b) [_]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
28,963,113(1)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
28,963,113(1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,963,113(1)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.2%(2)
(14) TYPE OF REPORTING PERSON
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of Tailwater Capital LLC to SHB, Tailwater Capital LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(2) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 7, 2014, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

(1) NAME OF FILING PARTIES
Jason H. Downie
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x]
(b) [_]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
28,963,113(1)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
28,963,113(1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,963,113(1)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.2%(2)
(14) TYPE OF REPORTING PERSON
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of Jason H. Downie to SHB, Jason H. Downie may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(2) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 7, 2014, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

(1) NAME OF FILING PARTIES
Edward Herring
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x]
(b) [_]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
28,963,113(1)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
28,963,113(1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,963,113(1)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.2%(2)
(14) TYPE OF REPORTING PERSON
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of Edward Herring to SHB, Edward Herring may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(2) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 7, 2014, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

This Amendment No. 1 amends and supplements the Schedule 13D first filed August 14, 2014 (the “Original Schedule 13D” and, as amended, this “Schedule 13D”), and is being filed jointly by the Filing Parties with respect to the Common Units, Class B Convertible Units and Subordinated Units of Southcross Energy Partners, L.P. (“SXE”).  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

Item 2.        Identity and Background

The last paragraph of Item 2 of the Original Schedule 13D is hereby amended and replaced with the following:

Southcross Energy LLC (“SELLC”) holds approximately 29% of Holdings and approximately 29.6% of Holdings GP.  Each of (i) SELLC, Charlesbank Capital Partners, LLC (which the Filing Parties understand is the investment advisor to an investment fund which owns a majority of SELLC) (“CCP”), and the other Southcross Parties (as defined in Item 5), and (ii) the EIG Parties, which, following the BBTS Distribution, own approximately 35.5% of Holdings and approximately 36% of Holdings GP, have separately filed Schedule 13Ds with respect to the securities to which this Schedule 13D relates.  As a result of the relationship of SELLC, CCP, the Southcross Parties, the EIG Parties and the Filing Parties among themselves, each of such parties may have been or continue to be members of a group under Rule 13d-5(b) with respect to the Common Units reported as beneficially owned by the Filing Parties in this Schedule 13D, although the Filing Parties do not affirm that, notwithstanding that such a group may have initially existed as of the closing of such transactions giving rise to the acquisition of beneficial ownership of such Common Units, such group is deemed to continue from and after such closing.

Item 4.        Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented with the following:

On December 5, 2014, BBTS Borrower LP (“BBTS-B”) distributed (the “BBTS Distribution”) its approximately 69.5% interest in Holdings and its approximately 70.4% interest in Holdings GP (together, the “BBTS Interest”) to BBTS Guarantor LP (“Guarantor LP”), Guarantor LP distributed the BBTS Interest to BlackBrush TexStar LP (“BlackBrush”), and BlackBrush distributed (i) 51.14% of the BBTS Interest to EIG BlackBrush Holdings, LLC (“EIG”), which resulted in EIG becoming a limited partner of Holdings and a member of Holdings GP and directly owning approximately 35.5% of Holdings and approximately 36% of Holdings GP and (ii) 48.86% of the BBTS Interest to TW BBTS Aggregator LP (“Aggregator”), which resulted in Aggregator becoming a limited partner of Holdings and a member of Holdings GP and directly owning approximately 34% of Holdings and approximately 34.4% of Holdings GP.

Item 5.        Interest in Securities of the Issuer.

Items 5(a)-(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

As of November 7, 2014, 23,800,943 Common Units, 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units were outstanding, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

SHB owns of record 2,116,400 Common Units and all 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units that are outstanding.  SHB is owned 100% by Southcross Holdings Guarantor LP (“Guarantor”) and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC (“SHB GP”), which is owned 100% by Guarantor.  Guarantor is owned 100% by Holdings and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC (“Guarantor GP”), which is owned 100% by Holdings (SHB, SHB GP, Guarantor, Guarantor GP, Holdings and Holdings GP are referred to collectively as the “Southcross Parties”).

Immediately prior to the BBTS Distribution, BBTS-B owned approximately 69.5% of Holdings and approximately 70.4% of Holdings GP.  On December 4, 2014, BBTS-B distributed the BBTS Interest to Guarantor LP, Guarantor LP distributed the BBTS Interest to BlackBrush, and BlackBrush distributed (i) 51.14% of the BBTS

Interest to EIG, which resulted in EIG becoming a limited partner of Holdings and a member of Holdings GP and directly owning approximately 35.5% of Holdings and approximately 36% of Holdings GP and (ii) 48.86% of the BBTS Interest to Aggregator, which resulted in Aggregator becoming a limited partner of Holdings and a member of Holdings GP and directly owning approximately 34% of Holdings and approximately 34.4% of Holdings GP.

In connection with the BBTS Distribution, EIG and Aggregator became parties to that certain Second Amended and Restated Limited Liability Company Agreement of Holdings GP dated November 21, 2014 (the “Holdings GP Agreement”) and that certain Second Amended and Restated Limited Partnership Agreement of Holdings dated November 21, 2014 (the “Holdings LP Agreement”).  Pursuant to the Holdings GP Agreement, Aggregator has the right to designate two directors to the Holdings GP Board and two directors to the SXE Board (one of whom must be an Independent Director).  The Partnership Agreement, Holdings GP Agreement and the Holdings LP Agreement govern the voting and disposition of Common Units held by SHB.

As a result of the relationship of Aggregator to Holdings and Holdings GP and the relationship of the Filing Parties among themselves, each Filing Party may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units, Class B Convertible Units and Subordinated Units held of record by SHB, which (giving effect to the conversion of such Class B Convertible Units and Subordinated Units) constitutes approximately 57.2% of the Common Units.

Other than as described above, there have been no reportable transactions in the Common Units, Class B Convertible Units or Subordinated Units that were effected in the last 60 days by the Filing Parties.

Item 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented with the following:

In connection with the BBTS Distribution, EIG and Aggregator became parties to the Holdings GP Agreement and the Holdings LP Agreement.  Pursuant to the Holdings GP Agreement, Aggregator has the right to designate two directors to the Holdings GP Board and two directors to the SXE Board (one of whom must be an Independent Director).  The Partnership Agreement, Holdings GP Agreement and the Holdings LP Agreement govern the voting and disposition of Common Units held by SHB.

In connection with the BBTS Distribution, the BBTS Letter Agreement terminated in accordance with its terms.

Item 7.        Materials to be Filed as Exhibits.

Exhibit 1.  Second Amended and Restated Limited Liability Company Agreement of Southcross Holdings GP LLC dated November 21, 2014 (incorporated herein by reference to Exhibit 1 to the Amendment No. 1 to Schedule 13D, dated December 8, 2014, filed by the EIG Parties).

Exhibit 2.  Second Amended and Restated Agreement of Limited Partnership of Southcross Holdings LP dated November 21, 2014 (incorporated herein by reference to Exhibit 2 to the Amendment No. 1 to Schedule 13D, dated December 8, 2014, filed by the EIG Parties).

Exhibit 3.   Joint Filing Agreement*

* Previously filed as an Exhibit to the Original Schedule 13D and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 8, 2014

TW BBTS Aggregator LP, a Delaware limited partnership

By:	TW/LM GP Sub, LLC, its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW BBTS Aggregator LP, a Delaware limited partnership

By:	TW/LM GP Sub, LLC, its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW/LM GP Sub, LLC, a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

Tailwater Energy Fund I LP, a Delaware limited partnership

By:	TW GP EF-I, LP, its General Partner

By:	TW GP EF-I GP, LLC, its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW GP EF-I, LP, a Delaware limited partnership

By:	TW GP EF-I GP, LLC, its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW GP EF-I GP, LLC, a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TAILWATER LLC, a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

/s/ Jason H. Downie
Jason H. Downie

/s/ Edward Herring
Edward Herring